# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FattE PBC
2596 W Barberry Pl
Denver, CO 80204
www.fattebikes.com

Up to $1,069,999.38 in Class B Common Stock at $2.01
Minimum Target Amount: $9,999.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** FattE PBC
**Address:** 2596 W Barberry Pl, Denver, CO 80204
**State of Incorporation:** CO
**Date Incorporated:** June 14, 2017

## Terms:

**Equity**

**Offering Minimum:** $9,999.75 | 4,975 shares of Class B Common Stock
**Offering Maximum:** $1,069,999.38 | 532,338 shares of Class B Common Stock
**Type of Security Offered:** Class B Common Stock
**Purchase Price of Security Offered:** $2.01
**Minimum Investment Amount (per investor):** $349.74

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives & Bonuses***

**Amount-Based:**

Tier 1

Invest $350 or more and receive a personal thank you from the founders.

Tier 2

Invest $1,000 or more and receive a $25 store credit.

Tier 3

Invest $2,500 or more and receive a $50 store credit + 1% bonus shares.

Tier 4

Invest $5,000 or more and receive a $100 store credit + 3% bonus shares.

Tier 5

Invest $10,000 or more and receive 25% off a bike purchase + 5% bonus shares.

Tier 6

Invest $25,000 or more and receive 50% off a bike purchase + vote on our next bike color + 10% bonus shares.

Tier 7

Invest $50,000 or more and receive 1 custom FattE-Bike + vote on our next bike name and color + 15% bonus shares.

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

FattE PBC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.01 / share, you will receive 10 additional shares of Class B Common Stock, meaning you'll own 110 shares for $201. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

## The Company and its Business

*Company Overview*

FattE-Bikes is an electric bike manufacturer, distributor, and retailer direct-to-consumer of one of the most custom electric fat-tire bikes. We are one of the few e-bike companies to build our bikes in the USA, allowing us to create a completely custom and personalized electric bike. We powder coat paint, build, and sell a variety of e-bike models across our e-commerce website channel, within our brick and mortar store, and through B2B channels such as retail and rental bike businesses, hotels, corporations, and government entities. Additionally, we have a growing accessory and gear line that compliments our electric bikes. We also offer servicing of our e-bikes, such as tune-ups or repairs. FattE-Bikes started out as a direct-to-consumer model, however, due to growing demand for USA and custom-built products, we have begun distributing through retail stores as well as numerous other B2B & B2G fleets. FattE-Bikes is at the forefront of the customizable electric bike industry and have created a method of bringing mass personalization to scale. FattE-Bikes currently owns 3 trademarks on it's name and lightning bolt logos.

## Corporate History

FattE-Bikes was initially organized as a Colorado Limited Liability Company on June 16, 2017 and converted to a Colorado Public Benefit Corporation on March 17, 2022.

### *Competitors and Industry*

The electric bike industry is a relative newcomer in the bicycle industry as a whole. However, it is the fastest-growing segment and is projected to be a $52 billion industry by 2028. Major players include companies like Pedego who sell through retail and Rad Power who sell direct-to-consumer (average of 8 years or less in existence). Even traditional bike companies have introduced new lines of e-bikes such as Trek or Specialized (3 decades or more in existence). Currently, the only other larger-scale company that is building their e-bikes in the USA and allowing for a more custom and personalized experience is Electric Bike Company (EBC). This niche of accessibly priced (i.e. < $4,000), custom electric bikes that are built in the USA has only two companies that embody that - EBC and FattE-Bikes. With the saturation of cookie-cutter e-bikes from overseas, there's a growing demand for USA-built bikes as consumers understand they come with higher quality and more custom options.

### *Current Stage and Roadmap*

Product Launch:

We are completing our 5th year of business and working to further secure our supply chains. We are already offering more colors and customization than other fat tire brands. However, within the next two months, we plan to elevate our brand further by launching our very own line of custom 'hydrographic' painted e-bikes creating a niche no other brand is offering. Hydrographics allows us to completely custom any bike with any design, pattern, or logo. In addition, we currently assemble four e-bike models and plan to offer two new models over the next 12 months including a high-end mid-drive and a two-person commuter option.

Distribution and Marketing Channels:

We currently sell to all 50 states and will be expanding internationally through our e-commerce platform. Our primary focus for this year is to increase our distribution channels through retail partners around the country from 4 to 100 by end of 2023, giving us greater exposure and brand awareness. As we've been building and refining our products, 90% of our sales have been direct-to-consumer, however, we project rapid growth due to our unique niche, making expansion into retail stores easy as we have an appealing product not currently offered on the market. Along with our products, we entice retailers further by providing them with an interactive digital display that allows customers to design their very own FattE-Bikes from within their shop. This allows us to bring our e-commerce platform into their store and allows our retail partners to earn commissions without having to carry additional inventory.

## The Team

**Officers and Directors**

**Name:** Kenneth Fischer

Kenneth Fischer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO, Board Director
  **Dates of Service:** March 15, 2022 - Present
  **Responsibilities:** Operations, Sales Oversight. Kenny currently is taking a salary of $2500 per month.

Other business experience in the past three years:

- **Employer:** Fatte LLC
  **Title:** CEO
  **Dates of Service:** June 14, 2017 - March 15, 2022
  **Responsibilities:** Acted as CEO of Fatte-Bikes when it was an LLC until the recent conversion to a C-Corp when he became the COO.

Other business experience in the past three years:

- **Employer:** FattE LLC
  **Title:** COO & CMO
  **Dates of Service:** January 01, 2018 - March 15, 2022
  **Responsibilities:** Oversaw front end operations and financial operations

**Name:** Victoria Brunner

Victoria Brunner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Board Director
  **Dates of Service:** March 15, 2022 - Present

**Responsibilities:** Oversight and acting head of the company. Victoria is taking a salary of $2500 per month.

Other business experience in the past three years:

- **Employer:** Fatte LLC
  **Title:** CMO
  **Dates of Service:** January 01, 2018 - March 15, 2022
  **Responsibilities:** Marketing

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Class B Common Stock shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the e-bike industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Minority Holder; Securities with No Voting Rights*
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are competing against other recreational activities*
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations,

advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.*
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*Public Benefit Corporation.*
FattE PBC has incorporated as a Public Benefit Corporation instead of a traditional "C-Corp" or "501(c)(3)." One of the most significant differences offered by a Benefit Corporation's legal mandate is that the directors and officers must factor in creating a positive benefit to the community and company purpose along with shareholder interests when making decisions. By being required to consider the Company's social mission, the directors and officers may make decisions that are not completely and fully focused on strictly financial returns. As such, an investor in the company must acknowledge and agree that the Company's social mission constitutes as a benefit to the investor, albeit not a completely financial one.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Kenneth Fischer | 2,200,000 | Class A Common Stock | 43.0% |
| Victoria Brunner | 2,200,000 | Class A Common Stock | 43.0% |

## The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 532,338 of Class B Common Stock.

***Class A Common Stock***

The amount of security authorized is 8,000,000 with a total of 5,078,491 outstanding.

*Voting Rights*

Each shareholder of record holding Class A Common Stock shares shall have one vote for each share of Common Stock standing in his or her name on the books of the PBC.

*Material Rights*

There are no material rights associated with Class A Common Stock.

***Class B Common Stock***

The amount of security authorized is 2,000,000 with a total of 60,354 outstanding.

*Voting Rights*

There are no voting rights associated with Class B Common Stock.

*Material Rights*

Each shareholder of record holding Class B Common Stock shares shall have no voting rights except as required by law, in which case the holders of shares of Class B Common Stock shall vote separately as a class. Shares of Class B Common Stock shall participate in dividends and liquidating distributions on equal footing and a pro-rata basis with shares of Class A Common Stock.

***Convertible Note***

The security will convert into Capital stock and the terms of the Convertible Note are outlined below:

**Amount outstanding:** $50,000.00
**Maturity Date:** March 22, 2024
**Interest Rate:** 13.0%
**Discount Rate:** %
**Valuation Cap:** None
**Conversion Trigger:** $1,000,000 raise of new capital

*Material Rights*

There are no material rights associated with Convertible Note.

## What it means to be a minority holder

As a minority holder of FattE PBC of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

## Financial Condition and Results of Operations

### Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

### Results of Operations

**Circumstances which led to the performance of financial statements:**

**Year ended December 31, 2021 compared to year ended December 31, 2020**

<u>Revenue</u>

Revenue for calendar year 2021 was over $1,000,000 in revenue ($975,000 + $11.6K in accounts receivables) which represents 25% revenue growth from the $782,000 from calendar year 2020. FattE-Bikes nearly tripled revenue in 2020 during the pandemic because the bicycle industry was deemed an essential business and people were looking for ways to get outside and be safe. Revenue growth normalized to industry averages in 2021. As many industries during 2020, FattE-Bikes experienced supply chain issues of increased costs and delays. We held the line on prices in order to stay competitive. However, at the beginning of 2022, we raised our prices between 15-20%. Since inception, our primary target market has been end consumers. While we will continue our e-commerce efforts and retail location in Denver CO, we are beginning to rapidly expand into distribution through bike shop retail partners across the country.

<u>Cost of Sales</u>

Cost of sales in 2021 was approximately $903,000 compared to approximately $417,000 in 2020. We doubled our purchases of COGS and inventory. However, the cost of shipping and tariffs of components and frames grew at an alarming rate of 5x over 2020, much of which was uncontrollable costs. Many of the components come from China. We experienced significant delays in receiving various parts causing disruptions in sales flow and us having to purchase in larger quantities to stockpile for unknown lead times. This caused an additional financial burden of debt to fund the purchases. Additionally, at the end of 2021, we brought painting in-house to reduce costs and offer more options and custom abilities.

Gross Margins

Gross margins typically run around 50-60% in the bike industry. Because of the challenges in shipping and over-purchasing to compensate for unknown lead times, gross profit suffered in 2021 (decreasing from $365,560 to $72,088). We are exploring several options to bring costs back in line to achieve greater than 50% (ideally 60%) profit margins again. Some of those options include exploring shipping options, sourcing parts from countries with more favorable tariffs, and purchasing supplies in larger bulk.

Expenses

The Company's expenses consist primarily of compensation and benefits, marketing and sales expenses, fees for professional services, and rent. FattE-Bikes invested in its staff in 2021 by adding more staff to balance workload and started providing health insurance for its staff to be competitive and attract and retain quality employees. We moved in 2021 to a much larger space, consolidating retail, storage, painting, and assembly into a single location with room to spare for additional inventory as we grow. Total operating expenses increased from $359,566 to $541,453. Marketing increased by 41% over 2020, while sales increased only 25% in the same period. As a result, we chose to bring marketing in-house to be more focused and nimble.

**Historical results and cash flows:**

Historically, supply chains and shipping have been our most intensive areas to invest our available capital. Increased costs due to Covid-19 have further raised COGS and extended lead times of those supplies. Much of these costs have either been through revenue, or financed through taking on more short-term debt or some local government grants and low-interest loans.

We still believe the cash flow will be prioritized to supply chains and shipping along with an increase in labor expenses as we grow. However, we expect reduced costs of our orders and new reduced shipping expenses due to our own economies of scale as supply orders become larger. We expect to fund these two areas both with equity raises via StartEngine and traditional investors as well as increased sales revenue, increase in prices, and expanding our retail distribution channels.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of May 2022, current cash on hand in checking is around $75,000.

An existing line of credit is Fundbox at $30,000 available, current outstanding balance of $5,000.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

While these funds are not critical to our overall success, they are critical to our next phase of growth in our B2B distribution plan. We need these funds to obtain enough working capital to secure supply chains and more technicians and to scale enough to meet the demands of our new retail distribution partners. Fast turnaround of bike products will be required by retailers as they sell and turnover bikes quickly, meaning we need to prove that even as a custom e-bike company, we are still able to have reasonable turnaround times.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

Funds from this campaign will greatly assist the faster GROWTH of the company into our B2B channels, however, will not affect the current day-to-day operations of FattE-Bikes, as being in our 5th year of existence we are not reliant on these funds to existing as say a brand new start-up would be. We have been steadily growing revenue and loyal customer B2C base.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

The minimum raise will help to acquire further supplies to grow our bulk purchases but not directly affect current operations in a significant way. If we raise the minimum, we will still be able to operate with or without the minimum.

**How long will you be able to operate the company if you raise your maximum funding goal?**

Raising the maximum funding goal will allow Fatte PBC to scale quickly and expand to new distribution retail channels. With a maximum goal achieved, we will look to gain 1 new retail bike shop per week nationwide and grow our exposure rapidly. This will give us a runway of at least 2 years, based on our $60k/month burn rate.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,**

**etc...)**

We are actively looking for additional capital raises via Angel and Venture capital groups.

## Indebtedness

- **Creditor:** Rapid Financing
  **Amount Owed:** $129,000.00
  **Interest Rate:** 27.0%
  **Maturity Date:** April 07, 2023

- **Creditor:** City of Denver
  **Amount Owed:** $159,000.00
  **Interest Rate:** 2.0%
  **Maturity Date:** September 01, 2028

- **Creditor:** SBA (EIDL LOAN)
  **Amount Owed:** $28,500.00
  **Interest Rate:** 3.75%
  **Maturity Date:** June 16, 2050

- **Creditor:** Centra Funding
  **Amount Owed:** $21,509.00
  **Interest Rate:** 12.0%
  **Maturity Date:** December 31, 2023

- **Creditor:** XAF LLC
  **Amount Owed:** $24,000.00
  **Interest Rate:** 15.0%
  **Maturity Date:** March 01, 2023

- **Creditor:** Feliciano & Sara Morrow
  **Amount Owed:** $200,000.00
  **Interest Rate:** 4.0%
  **Maturity Date:** June 30, 2025

- **Creditor:** Kickfurther
  **Amount Owed:** $75,478.00
  **Interest Rate:** 0.0%
  **Maturity Date:** September 27, 2022

## Related Party Transactions

- **Name of Entity:** Javad Feleciano & Sara Morrow
  **Relationship to Company:** <20% owner of company & family member
  **Nature / amount of interest in the transaction:** Promissory note of $200,000.
  **Material Terms:** The Note bears an interest rate of 4% per annum and has a maturity date set on June 30, 2025. As of December 31, 2021, the outstanding balance of this note is in the amount of $203,961.

- **Name of Entity:** XAF LLC
  **Names of 20% owners:** Danny Lavergne
  **Relationship to Company:** <20% owner
  **Nature / amount of interest in the transaction:** Promissory note of $50,000.
  **Material Terms:** The Note bears an interest rate of 15% per annum and has a maturity date set on March 1, 2023. As of December 31, 2021, the outstanding balance of this note is in the amount of $40,711.

## Valuation

**Pre-Money Valuation:** $10,329,078.45

**Valuation Details:**

FattE PBC (d/b/a FattE-Bikes) set its pre-money valuation based on the following:

The 2 co-founders bring a combined over 4 decades of experience to starting business across a wide range of industries. One of the co-founders has receive an MBA with a concentration in sustainable enterprises.

The Company based its valuation on pre-money dilution. The value of all the Company's current assets is $400,000 - powder coat system, hydrodip, bike inventory, bike tools, and mechanics stations (i.e., bike stands), plus $5,000 - our trademarks. FattE-Bikes initially raised $190,000 valued at $1.5 million and have increased revenue year-over-year from 2019. We project and are currently on track to hit revenue by end of 2022 to be $2.5 million.

This is based on 4 strategies:

1. We plan to extend our distribution channels to retail stores across the country, with a goal of 1 retail store per week added and 100+ partners established by end of 2024.

2. Our addition of a rewards membership program for our customers who are incentivized to refer their friends/family to purchase from us creating a word of mouth marketing machine and compounding direct sales while lowering our cost of aquistion.

3. B2B / B2G fleets is rapidly incrasing as organizations look to work with locally built in the USA and custom ebike companies.

4. Ebike rebate programs such as our recent hometown of the City of Denver have

drastically boosted our sales due to their popularity and now the State of Colorado and California are approved to offer ebike rebates, along with a growing number of municipalities.

The company also analyzed industry comparables. The current electric bike industry is valued at $27 billion, expected to grow to $70 billion by 2027. (Source: Markets & Markets) Competitors in our industry are have raised hundreds of millions of dollars, with one even being in 'unicorn' status as its value at over $1 Billion as follows:

Rad Power - Largest US based, electric bike-focused seller, started in 2014. Raised $329 million to date, valued at $1 billion+.

Van Moof - Raised $182 million to date, sold over 150,000 ebikes. https://techcrunch.com/2021/08/31/vanmoof-raises-128-million-to-become-the-worlds-leading-e-bike-brand/

Pedego - Oldest USA brand, started in 2008. $121 million in revenue, 2021.

**Disclaimers**

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company has one class of stock with outstanding shares. The Company has no outstanding options, warrants, or shares reserved for issuance under a stock. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  94.5%
  If the minimum goal is met, immediately those funds will be put to purchasing and securing inventory and supply chains overseas for our bike components.

If we raise the over allotment amount of $1,069,999.38, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  50.0%
  Post covid the bicycle supply chains have longer lead times than before, requiring us into inventory and production needs farther in advance than ever before. This often ties up operating capital. By securing funds specifically designated for inventory we'll not only be able to continue production, but expand on it.

- *Company Employment*
  25.0%
  With our new distribution channels, through retail locations, we will be producing bike orders in larger volumes, requiring us to increase the number of bike technicians and operations staff.

- *Working Capital*
  19.5%
  This includes everything from operations to marketing, along with new equipment purchases.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.fattebikes.com (https://fattebikes.com/pages/about-us).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at:
www.startengine.com/fattebikes

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FattE PBC

*[See attached]*

# FATTE, LLC

## Financial Statements
## Year Ended December 31, 2021 and 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Fatte, LLC
Denver, Colorado

We have reviewed the accompanying financial statements of Fatte, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 10, 2022
Los Angeles, California

## FATTE LLC
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 1,659 | $ | 80,695 |
| Acccounts receivable, net | | 11,672 | | - |
| Inventory | | 210,000 | | 126,927 |
| **Total current assets** | | **223,331** | | **207,622** |
| | | | | |
| Property and equipment, net | | 59,484 | | 1,241 |
| Security deposit | | 15,615 | | - |
| **Total assets** | **$** | **298,431** | **$** | **208,863** |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 172,832 | $ | - |
| Credit card | | 21,918 | | - |
| Current portion of promissory note and loans | | 371,761 | | 21,192 |
| Forward financing | | 78,805 | | - |
| Other current liabilities | | 21,126 | | 21,321 |
| **Total current liabilities** | | **666,442** | | **42,513** |
| | | | | |
| Promissory note and loans | | 211,058 | | 220,524 |
| **Total liabilities** | | **877,500** | | **263,037** |
| | | | | |
| **MEMBERS' EQUITY** | | | | |
| Members' equity | | (579,069) | | (54,175) |
| **Total members' equity** | | **(579,069)** | | **(54,175)** |
| | | | | |
| **Total liabilities and members' equity** | **$** | **298,431** | **$** | **208,863** |

*See accompanying notes to financial statements.*

**FATTE LLC**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 975,003 | $ | 782,389 |
| Cost of goods sold | | 902,915 | | 416,829 |
| Gross profit | | 72,088 | | 365,560 |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 413,733 | | 269,430 |
| Sales and marketing | | 127,720 | | 90,135 |
| Total operating expenses | | 541,453 | | 359,566 |
| | | | | |
| Operating income/(loss) | | (469,364) | | 5,994 |
| | | | | |
| Interest expense | | 72,073 | | 3,485 |
| Other Loss/(Income) | | (16,544) | | - |
| Income/(Loss) before provision for income taxes | | (524,894) | | 2,509 |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net income/(Net Loss)** | **$** | **(524,894)** | **$** | **2,509** |

*See accompanying notes to financial statements.*

| (in , $US) | | Members' Equity |
|---|---|---|
| **Balance—December 31, 2019** | **$** | **(56,684)** |
| Net income/(loss) | | 2,509 |
| **Balance—December 31, 2020** | **$** | **(54,175)** |
| Net income/(loss) | | (524,894) |
| **Balance—December 31, 2021** | **$** | **(579,069)** |

*See accompanying notes to financial statements.*

**FATTE LLC**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (524,894) | $ | 2,509 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 4,029 | | 827 |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable | | (11,672) | | 15,570 |
| Inventory | | (83,073) | | (52,514) |
| Accounts payable | | 172,832 | | - |
| Credit cards | | 21,918 | | - |
| Other current liabilities | | (195) | | 17,729 |
| Security deposit | | (15,615) | | - |
| **Net cash provided/(used) by operating activities** | | **(436,670)** | | **(15,878)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (62,273) | | - |
| **Net cash provided/(used) in investing activities** | | **(62,273)** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Borrowing on promissory note and loans | | 341,103 | | 77,736 |
| Borrowing on forward financing | | 78,805 | | - |
| **Net cash provided/(used) by financing activities** | | **419,907** | | **77,736** |
| | | | | |
| Change in cash | | (79,036) | | 61,858 |
| Cash—beginning of year | | 80,695 | | 18,837 |
| **Cash—end of year** | **$** | **1,659** | **$** | **80,695** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 72,073 | $ | 3,485 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | $ | - | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

FattE LLC was formed on July 7, 2017, in the state of Colorado. The financial statements of FattE LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

FattE-Bikes is an electric bike manufacturer, distributor, and retailer that provides direct-to-consumer electric fat tire bikes. We produce and sell four e-bike models across our ecommerce website channel, within our brick and mortar store, and to other retail and rental bike businesses, as well as other government entities. Additionally, we sell our accessories and gear that complement our electric bikes.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-on-first-out) method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Equipment | 5 years |
| Leasehold Improvements | 5 years |
| Vehicles | 5 years |
| Furniture & Fixtures | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of electric fat tire bikes.

**Cost of sales**

Costs of goods sold include the cost of equipment sold, cost of bikes, parts, etc.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $127,720 and $90,135, which is included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 10, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INVENTORY

Inventory consists of the following items:

| As of December 31, | 2021 | 2020 |
|---|---|---|
| Finished goods | $ 210,000 | $ 126,927 |
| **Total Inventory** | **$ 210,000** | **$ 126,927** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

| As of December 31, | 2021 | 2020 |
|---|---|---|
| Payroll Liabilities | $ 11,855 | $ 6,679 |
| Sales tax payable | 9,272 | 3,565 |
| Gift certificate | | 250 |
| Customer Deposits | | 10,827 |
| **Total Other Current Liabilities** | **$ 21,126** | **$ 21,321** |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Equipment | $ 24,055 | |
| Leasehold Improvements | 27,995 | |
| Vehicles | 4,309 | 4,309 |
| Furniture & Fixtures | 10,223 | - |
| **Property and Equipment, at Cost** | **66,581** | **4,309** |
| Accumulated depreciation | (7,097) | (3,068) |
| **Property and Equipment, Net** | **$ 59,484** | **$ 1,241** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $4,029 and $827, respectively.

## 6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| **Member's name** | **Ownership percentage** |
| Kenny Fischer | 44.0% |
| Victoria Brunner | 44.0% |
| Feliciano Javad Morrow | 5.0% |
| Sara Bryn Morrow | 5.0% |
| XAF LLC | 2.0% |
| **TOTAL** | **100.0%** |

## 7. DEBT

### Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | | For the Year Ended December 2021 | | | | | For the Year Ended December 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Fee | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtednes | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtednes |
| Centra- equipment finance loan | $ 19,000 | | $5,055 | 9/20/2021 | 9/20/2023 | $ - | $ - | $ 11,556 | $ 9,953 | $ 21,509 | $ - | $ - | $ - | $ - | $ - |
| City of Denver- Loan payble | $ 175,000 | 2.00% | | 9/1/2020 | 9/1/2028 | $ 3,434 | $ 3,434 | $ - | $ 171,718 | $ 171,718 | $ 3,366 | $ 3,366 | | $ 168,295 | $ 168,295 |
| Clearco- Loan Payable | $ 129,000 | | | 06.01.2021 | 2022 | $ - | $ - | $ 13,153 | $ - | $ 13,153 | $ - | $ - | $ - | $ - | $ - |
| EIDL Loan | $ 30,400 | 3.75% | | 6/16/2020 | 6/16/2050 | $ 1,140 | $ 1,140 | $ 1,013 | $ 29,387 | $ 30,400 | $ 1,140 | $ 1,140 | | $ 30,400 | $ 30,400 |
| Kickfurther Consignment Agreement | $ 75,478 | | $1,509.56 | 12/3/2021 | 9/27/2022 | $ - | $ - | $ 75,478 | $ - | $ 75,478 | $ - | $ - | $ - | $ - | $ - |
| Lightspeed loan payable | $ 48,000 | | $8,640.00 | 7/1/2021 | 2022 | $ - | $ - | $ 20,604 | $ - | $ 20,604 | $ - | $ - | $ - | $ - | $ - |
| Promissory Note- Feliciano and Sara Morrow | $ 200,000 | 4.00% | | 5/4/2021 | 6/30/2022 | $ 4,667 | $ 4,667 | $ 203,961 | $ - | $ 203,961 | $ - | $ - | $ - | $ - | $ - |
| Promissory Note- Tom Nardi | $ 38,900 | 7.75% | | 6/1/2018 | 12/31/2022 | $ 410 | $ 410 | $ 5,285 | | $ 5,285 | $ 713 | $ 713 | $ 3,915 | $ 5,285 | $ 9,201 |
| Promissory Note- XAF LLC | $ 50,000 | 15.00% | | 9/1/2021 | 3/1/2023 | $ 1,875 | $ 1,875 | $ 40,711 | $ - | $ 40,711 | $ - | $ - | $ - | $ - | $ - |
| PPP loan | $ 16,544 | 1.00% | | 5/4/2020 | Forgiven | $ - | $ - | $ - | $ - | $ - | $ 165 | $ 165 | $ - | $ 16,544 | $ 16,544 |
| Idea 247, Inc. - Revolving loan agreement | $ 30,400 | 2.49% | | 8/20/2020 | 8/20/2021 | $ - | $ - | $ - | $ - | $ - | $ 280 | $ 280 | $ 11,262 | $ - | $ 11,262 |
| Celtic BankCorporation - PPP loan | $ 16,544 | 1.00% | | 11/28/2020 | 4/28/2022 | $ - | $ - | $ - | $ - | $ - | 60 | 60 | $ 6,015 | $ - | $ 6,015 |
| **Total** | | | | | | **$ 11,526** | **$ 11,526** | **$ 371,761** | **$ 211,058** | **$ 582,819** | **$ 5,725** | **$ 5,725** | **$ 21,192** | **$ 220,524** | **$ 241,716** |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| 2021 | $ 371,761 |
| 2022 | 10,966 |
| 2023 | 10,966 |
| 2024 | 10,966 |
| Thereafter | 178,160 |
| **Total** | **$ 582,819** |

### Forward Financing

On October 22, 2021, the Company entered into a receivables purchase agreement with Credibly in the amount of $105,000. It bears a specified percentage of 9.3%. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $78,805, and the entire amount is classified as the current portion.

## 8. RELATED PARTY

On September 1, 2021, the company entered into a Promissory Note agreement with XAF LLC, one of the members, in the amount of $50,000. The Note bears an interest rate of 15% per annum and has maturity date set on March 1, 2023. As of December 31, 2021, the outstanding balance of this note is in the amount of $40,711.

On May 4, 2021, the company entered into a Promissory Note agreement with Feliciano and Sara Morrow, the members, in the amount of $200,000. The Note bears an interest rate of 4% per annum and has maturity date set on June 30th, 2025. As of December 31, 2021, the outstanding balance of this note is in the amount of $203,961.

## 9. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

On July 30, 2021, the Company entered into a lease agreement with Barberry Palace LLC to rent a building complex located in Denver, Colorado. The commencement date is set to October 1, 2021, and ends on September 30, 2025. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

| Year | Obligation |
|---|---|
| 2022 | $ 85,317 |
| 2023 | 87,867 |
| 2024 | 90,489 |
| 2025 | 69,372 |
| Thereafter | - |
| **Total future minimum operating lease payments** | **$ 333,045** |

Rent expenses were in the amount of $73,941 and $45,005 as of December 31, 2021 and December 31, 2020, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through March 10, 2022, which is the date the financial statements were available to be issued.

The company is in final phase of conversion from LLC to C Corp. The company will be authorized to issue 8,000,000 shares of "Class A Common Stock" and 2,000,000 shares of "Class B Common Stock with a par value of $0.0001 per share.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $469,364, an operating cash flow loss of $436,670, and liquid assets in cash of $1,659, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# FattE-Bikes

Combining Art with Transportation


Custom Electric Bikes
BUILT IN THE USA
#1 CUSTOM BIKES
INDUSTRY LEADING SUPPORT

Website · Denver, CO · TRANSPORTATION

We are FattE-Bikes, one of the most customizable electric bike companies. We build our e-bikes in the USA, combining Art with Transportation to produce eye-catching electric bikes and the future of micro-mobility. Along with selling direct to consumers, we are expanding our distribution networks by working with retailers nationwide in order to increase brand awareness and scale quickly.

**$0.00** raised

| | |
|---|---|
| 0<br>Investors | $10.3M<br>Valuation |
| $2.01<br>Price per Share | $350.00<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $1.07M<br>Offering Max | Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

Overview Team Terms Updates Comments Follow

## Reasons to Invest

- FattE-Bikes is among the minority of e-bike brands that build bikes in the USA, one of the only Women owned e-bike companies in the country, and one of the most customizable e-bike companies.
- E-bikes are the fastest-growing electric vehicle (EV) on the market as they're proving to be the ultimate form of micro-mobility. The e-bike industry is expected to hit $50B by 2027. With 3.7 Million e-bikes sold in 2019, estimates are expected to reach 17 Million e-bikes in 2030.*
- Our vision is to expand our brand nationally while building out our retail, B2B and B2G partnerships. Solidifying FattE-Bikes as the global leaders in the custom electric bike sector while dominating our niche in the market.

*Market statistics provided by CleanTechnica & Mordor Intelligence (source, source)

## FattE-Bikes: Your Personality, Your Style

We are one of Denver's first "locally built" electric bike companies. Operating since 2017, FattE-Bikes is in fact one among the minority of electric bike brands to build e-bikes in the United States.



We do our best to source locally, create jobs, and most importantly, provide industry leading quality control and customer care. We learned early on that if someone else builds our bikes - they just aren't as well put together than if we did it ourselves. By building our e-bikes in the USA, we're able to offer more colors and personalization than anyone. That's why **we believe FattE-Bikes is one of the most customizable e-bike brands.**

With FattE-Bikes, you're not limited to basic options. Rather, you get to design and build your FattE-Bike just the way you want it. We are committed to building you the bike of your dreams that is high quality and uniquely yours.



There's no need to settle for a cookie-cutter product built overseas when you can custom-build one right here at home.


THIS
AIN'T
COOKIE
CUTTER

## THE PROBLEM

**Most companies rely on overseas manufacturers to paint and build their bikes, over saturating the market with cookie-cutter, commoditized products. It's simply too difficult for these companies to produce personalized bikes on a scalable level.**

With nearly $1 Billion already being invested into the e-bike industry (source), we like that there has been so much attention as this is an obvious sign as to where the market is going and the massive growth potential it has.

The only thing missing is personality and purpose built bikes. We're not all the same, so why should our newest mode of transportation be?

Most companies that are getting funded still produce boring, black and white bikes. Not to mention, very few of these heavily funded companies don't offer any customization of their bikes. They're fully built overseas, and what you see is what you get.


STOP SETTLING FOR THE
SAME BORING BIKE
EVERYONE HAS

Relying heavily on producing their bikes overseas also limits their ability to adapt and improve  products quickly in order to meet the ever changing needs of customers (source).

This tells us there's a huge opportunity to come in as the leader in the “custom electric bike” market. Why settle for something that looks like everything else when you can have something that's truly personalized and makes you feel special in comparison?

THE SOLUTION

## Each e-bike has its own story

There’s no need to get around on something that’s boring and bland when the price of personalization is within reach. Just like the “cool” car on the road, our eye-catching e-bikes turn heads making the rider feel special and the onlooker intrigued.

FattE-Bikes is bringing personalized transportation to scale in an affordable way, allowing for more nimble operations and diversified offerings.



We all come in different shapes, and have different riding preferences. We also have different tastes in colors, materials and finishes. Fortunately, you have the opportunity to select a fat tire electric bike that fits all of these aspects of you: your body shape, your style of riding and your aesthetic style preferences. Whether you just want to get out and explore more without getting tired, or if you’re looking to go to work, the store or even take your kids to school. You can design your FattE-Bike to meet your needs, interests and lifestyles.

Consider these factors when selecting the best fat tire electric bike for you:

- Bike model (size, style, intended use)
- The look (with numerous colors and finishes such as gloss, matte, textured, sparkles, metallic)
- Comfort (seats, adjustable stems, shocks, seat post suspension)
- Outfitting (handlebar preference, grips, pedals, mirrors, fenders, lights, Anti-theft GPS)
- The company behind the bike (skill of builders, customer service, community engagement, warranties)

Get to know the line up of our e-bikes that you can customize to meet your needs:



### MAJOR T

This fat tire electric cargo bike is BUILT IN THE USA by Master Bike Mechanics. Personalize your fat tire cargo bike: select your frame, fenders and rack color combinations, seat and grips styling and more.



## PENALOSA

This BUILT IN THE USA electric folding bike stands out by the quality of it's powder-coat finish, quality component and the performance of a hand-built electric folding bike only achieved by a master bike mechanic.



## SGT. MINGO

The Sgt. Mingo fat tire electric bike has a sturdy, innovative mountain bike style frame perfect for the trail and streets. BUILT IN THE USA, this 'go anwhere, do anything' electric fat tire bike gives you performance and styling.



## LONDONDERRY

This elegant step-through electric bike gives you the comfort and stability only a fat tire electric bike can provide. We BUILD IN THE USA so you can personalize your frame and fender colors, your seat and handle bar styling and more.

We are looking to bring self expression to the electric bike industry and become a cult brand that people want to be a part of.

Plenty of companies (such as Harley, Nike and Tesla) have established themselves as "cult" brands and go beyond just selling a product to consumers, but rather invite them in to feel like they're part of something bigger. These companies offer customization of their products and have figured out how to scale this type of personalization. Why are they doing this? Because it creates brand loyalty and priceless word-of-mouth marketing.

We have a business model similar to other major e-bike brands. However, we're focusing on...


PERSONALIZATION
CUSTOMER EXPERIENCE
BRAND LOYALTY & EMOTIONAL CONNECTION

This keeps marketing costs low as word of mouth and pride of purchase will be our driving force. Our ability to offer a luxury product at an exceptional price, makes us accessible to a wider audience and elevates our brand over the competition (source).

By working with B2B partners we'll be selling fleets of bikes and therefore will greatly expand our supply needs. Thus, we're entering into relationships with supply manufacturers directly rather than working through OEM suppliers.

This gives us better margins on our components and the ability to meet our growing demand. We already have an established QC manager and liaison overseas and are working to secure more cost-effective shipping channels.

**THE MARKET**

## The e-bike industry is expected to hit $50 Billion by 2027

With 3.7M e-bikes sold in 2019, estimates are expected to reach 17 Million e-bikes in 2030 (source).

Based on the automotive industry, approximately 1 out every 100 cars are custom (source). With an estimated 1 Million e-bikes soon to be imported into the USA (source), we believe at least 2% of those sales would go towards custom-built electric bikes. That's just 2 out of every 100 e-bikes sold- making us believe the total addressable market can be even higher.


TOTAL ADDRESSABLE MARKET
CUSTOM CAR $8 BILLION
USA Automobile Industry
$80 Billion
CUSTOM EBIKE VOID ($200 MILLION)
Exploding USA Ebike Market
$2 Billion

The Electric Bike industry is hot with no signs of slowing down as e-bikes are fun, functional and a true micro-mobility solution (source). That said, with millions of e-bikes entering the market, there is very little diversity amongst them. They're all practically the same colors and components and don't create an emotional connection for their owners.

Our unique niche of offering fully customizable, USA built e-bikes allows riders to purchase bikes that they can be proud of. Leaving them with an emotional connection to their ride knowing they designed it, and that nothing can compare. We've found that greater connection leads to greater use.

OUR TRACTION

## Our e-bikes are on an incline

In the last six months alone. We've expanded from our previous 2k sq ft location to our new 7k sq ft facility- which includes a large billboard over a prominent highway visible to 1Million cars per week.

Additionally, we've received a contract with the State to produce 70 e-bikes for low-income essential workers (source).

We've been producing bikes for the government, law enforcement, and our D2C market for the past 5 years and have implemented the necessary processes to meet our growing demand. We're also entering the B2B market in order to scale quickly by getting not only our product into retail stores, but better, getting our STORE into retail stores.



What we mean by this is that we've created an interactive digital display and state of the art bike customizer that we'll provide to our retail partners (by way of a 42" tv) where customers can immerse themselves in endless design possibilities and create the bike of their dreams right there in the store.

This display will draw the eye while prominently promoting FattE-Bikes as a built in America product. This in turn will make retailers feel proud to sell our e-bikes and make their customers feel proud to buy them.


Londonderry
$2,198.00
LOCALLY BORN
LOCALLY BUILT
THE MOST CUSTOMIZEABLE
ELECTRIC BIKE IN THE USA
Denver's #1 Electric Bike Company
FATTE BIKES

## WHOSE TALKING ABOUT US

WHY INVEST

## We’re creating a world where everyone can ride in style!

Our vision is to grow our brand internationally and to dominate the custom electric bike industry synonymous with other cult brands.

That means...



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In the next 3-5 years, our goal is that FattE-Bikes will be known as THE go-to brand for personalized electric bikes. We see our offerings continuing to grow and evolve every year keeping our products fresh, relevant and easily adaptable to market trend.

Where the “just in time” manufacturing model used to work great, Covid has changed our supply chains and shipping industries dramatically. Therefore, in order for companies to scale quickly, the need for capital is more important than ever.

Relying on revenue alone isn’t enough to be able to place large production orders. One of the primary reasons FattE-Bikes is raising money is to secure our supply chains and improve our production schedule. With this money, we will also be investing in expanding our operations staff and focusing on increased, targeted, marketing efforts.



INVESTMENT FUNDS
LABOR
Increase Operations & Employee Capacity
60%
PRODUCT:
• Increase Bulk Purchase Orders
• Reduce Shipping Costs
• Secure & Diversify Supplier Partnerships
30%
10%
RESEARCH & DEVELOPMENT
• Introduce 2 New Bike Models
• Upgrade Software
• Increase Gear & Accessory Line




Light Electric Vehicles
capable of doing what your car can


The post-Covid world has woken up to the booming electric bicycle trend (source). No longer do people see them as “bicycles”, but rather as “Light Electric Vehicles" capable of doing what their car could.

The USA electric bike market is saturated with basic e-bikes built overseas, and FattE-Bikes is ahead of the trend as what we believe to be the only USA-built fat-tire electric bike brand. **Now is our time to capitalize and stake our claim as leaders in the custom e-bike world. And NOW is your chance to take part in the electric bike boom and own a part of an e-bike company that's truly changing the game.**



"People in my squadron think it's really cool, and now they all want one." - Tim R.


*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.



TEAM
Kenneth Fischer
COO
Victoria Brunner
CEO




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## In the Press

SHOW MORE

## Meet Our Team



### Kenneth Fischer

COO, Director

*Kenny is a successful entrepreneur with experience starting a diverse array of businesses. From food trucks to festival-type start-ups, he has brings a passion to everything he creates and has been featured in numerous publications and award recognization for his game-changing ventures.*



### Victoria Brunner

CEO, Director

*Victoria is CEO & co-founder of FattE-Bikes, one of the only minority and female-owned e-bike companies in the country. She brings over 2 decades of experience as a serial social entrepreneur with an MBA degree in sustainable business.*

Offering Summary

| | |
|---|---|
| **Company** | FattE PBC |
| **Corporate Address** | 2596 W Barberry Pl, Denver, CO 80204 |
| **Offering Minimum** | $9,999.75 |
| **Offering Maximum** | $1,069,999.38 |
| **Minimum Investment Amount (per investor)** | $350.00 |

Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Class B |
| **Minimum Number of Shares Offered** | 4,975 |
| **Maximum Number of Shares Offered** | 532,338 |
| **Price per Share** | $2.01 |
| **Pre-Money Valuation** | $10,317,207.39 |

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives & Bonuses***

**Amount-Based:**

Tier 1

Invest $350 or more and receive a personal thank you from the founders.

Tier 2

Invest $1,000 or more and receive a $25 store credit.

Tier 3

Invest $2,500 or more and receive a $50 store credit + 1% bonus shares.

Tier 4

Invest $5,000 or more and receive a $100 store credit + 3% bonus shares.

Tier 5

Invest $10,000 or more and receive 25% off a bike purchase + 5% bonus shares.

Tier 6

Invest $25,000 or more and receive 50% off a bike purchase + vote on our next bike color + 10% bonus shares.

Tier 7

Invest $50,000 or more and receive 1 custom FattE-Bike + vote on our next bike name and color + 15% bonus shares.

**Time-Based:**

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

FattE PBC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.01 / share, you will receive 10 additional shares of Class B Common Stock, meaning you'll own 110 shares for $201. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

## Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow FattE-Bikes to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The electric bike is the fastest-selling form of electric transportation. The global e-bike market is valued at 27 billion and is expected to more than double over the next few years. Currently, the vast majority of e-bikes are built overseas with boring cookie-cutter designs. Seen one black and white e-bike? You've seen 'em all.

FattE Bikes is here to change the game. FattE-Bikes is the most customizable e-bike brand in the world. With over 10,000 combinations to choose from, our USA-built eBikes combine art with transportation to transform the way you commute. Plus we are one of the only women-owned e-bike companies in the country. By building our ebikes exclusively in the US, we're able to provide a higher quality product, while bringing self-expression to the industry. Our customers don't have to settle for an off-the-shelf option when they can design an electric bike built to meet their needs, interests, and lifestyle. We're one of the only e-bike brands with a membership program, rewarding our customers for referrals while creating a word-of-mouth marketing machine. At FattE-Bikes, we aren't just building superior customizable e-bikes, we're building a community and creating an iconic/formidable brand.

For the past 2 years we have had a revolving waitlist of over 50 customers. We simply can't build them fast enough. We've already produced over $2.5 million worth of custom e-bikes for individuals, businesses, and government organizations. Now, we're increasing our distribution channels to over 100 retail locations nationwide as we scale to meet demand and become the leaders in the custom e-bike market. The evolution of transportation is upon us. In the next few years, e-bikes are expected to be a nearly 60 billion market. As we continue to build our consumer following and expand into retailers and corporate sales, we believe FattE-Bikes is positioned to bring mass personalization to scale. So, here's your chance to become part of something bigger. Join us today and together we can create personalized, eye-catching electric bikes and the future of transportation.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

# ARTICLES OF INCORPORATION OF
# [FATTE, PBC]
filed pursuant to §7-102-101, §7-102-102, and
§7-101-503 of the Colorado Revised Statutes (C.R.S.)

## ARTICLE I
## PUBLIC BENEFIT CORPORATION

This is a Public Benefit Corporation.

## ARTICLE II
## NAME

The name of this Public Benefit Corporation is [FATTE, PBC] (the "PBC").

## ARTICLE III
## OFFICES

The principal office address of the PBC's initial principal office is: 2596 W. Barberry Place, Denver, CO 80204.

## ARTICLE IV
## REGISTERED AGENT

The registered agent name and registered agent address for the PBC's initial registered agent are Kenneth Eli Fischer, 270 Meade Street, Denver, CO 80219. The entity appointed as registered agent has consented to being so appointed.

## ARTICLE V
## PURPOSE

The purpose of the PBC is to engage in any lawful act or activity for which a public benefit corporation may be organized under the Colorado Public Benefit Corporation Act (C.R.S. 7-101-5) ("PBCA").

The public benefit purpose of the PBC is to create a tangible, material positive impact on society and the environment, taken as a whole, from the business and operations of the PBC, including to:

i. Building electric bicycles in the United States;
ii. Create unique experiences that combine art and transportation; and
iii. Transform human commuting habits and experiences to become more socially and environmentally sustainable and healthy.

## ARTICLE VI
## INCORPORATOR

The true name and mailing address of the incorporator are:

(a) Victoria Brunner and Kenneth Fischer;
(b) 270 Meade Street, Denver, CO 80219.

## ARTICLE VII
## AUTHORIZED CAPITAL

The PBC is authorized to issue two classes of stock:

(a) "Class A Common Stock" with a par value of $0.0001 per share. The total number of shares which the PBC is authorized to issue is eight million (8,000,000).

(b) "Class B Common Stock with a par value of $0.0001 per share. The total number of shares which the PBC is authorized to issue is two million (2,000,000).

Each shareholder of record holding Class A Common Stock shares shall have one vote for each share of Common Stock standing in his or her name on the books of the PBC.

Each shareholder of record holding Class B Common Stock shares shall have no voting rights except as required by law, in which case the holders of shares of Class B Common Stock shall vote separately as a class. Shares of Class B Common Stock shall participate in dividends and liquidating distributions on equal footing and a pro-rata basis with shares of Class A Common Stock.

## ARTICLE VIII
## BYLAWS

Except as otherwise provided in these Articles of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the board of directors of the PBC ("Board of Directors", or "Board"; each a "Director") is expressly authorized to adopt, amend, alter, repeal, and rescind any or all of the Bylaws of the PBC.

## ARTICLE IX
## BOARD OF DIRECTORS

The business and affairs of the PBC shall be managed by the Board. The number of Directors and the manner of their election shall be fixed and may be altered from time to time in accordance with the Bylaws. Cumulative voting shall not be allowed in the election of Directors.

With respect to any matter before the Board for a vote, consideration, or other action, each Director serving on the Board shall be entitled to consider the following factors, among any other factors such Director deems relevant, in connection with determining the best interests of the PBC with respect to such matter:

(a) the near-term, mid-term, and long-term prospects and interests of the PBC and its shareholders;

(b) the social, economic, community, creative, legal, and other effects the determination of such matter may have on those materially affected by the PBC's conduct, including: (i) current and retired employees; (ii) customers, vendors, suppliers, subcontractors, independent contractors, strategic partners and joint venturers; and (iii) the communities in which the PBC operates;

(c) the effect the determination of such matter may have on the environment and the economy of the community, state, and region in which the PBC operates; and

(d) whether the determination of such matter advances the PBC's purpose, as defined in Article V above.

Notwithstanding the foregoing and except as specifically provided in the PBCA, nothing set forth above in this Article IX is intended to or shall:

(a) create any additional fiduciary or other duties of any kind on the part of the PBC or any Director owed to the shareholders or any of the parties specified above in this Article IX;

(b) increase or expand the liabilities of the PBC or any Director or otherwise limit any defenses available to the PBC or any Director in connection with any claims, legal actions, lawsuits, or other proceedings; and

(c) create any additional or special rights or causes of action in favor of the shareholders or any other third party, including without limitation, any of the third parties specified in above in this Article IX.

## ARTICLE X
## DIRECTOR LIABILITY

A Director of the PBC shall not be personally liable to the PBC or to its shareholders for monetary damages for breach of fiduciary duty as a Director, except that this Article X shall not eliminate or limit the liability of a Director to the PBC or to its shareholders for monetary damages otherwise existing for:

(a) any breach of the Director's duty of loyalty to the PBC or to its shareholders;

(b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

(c) acts specified in Sections 7-108-403 and 7-109-102 of the Colorado Business Corporations Act (the "CBCA").

A disinterested Director's failure to satisfy Section 7-101-506 of the PBCA shall not, for purposes of Section 7-108-401 or 7-108-402 or Article 109 of title 7 of the CBCA, or for purposes of any use of the term "good faith" in these Articles of Incorporation or the Bylaws in regard to the indemnification of or advancement of expenses of any person, constitute an act or omission not in good faith or a breach of the duty of loyalty. It is the PBC's intention to limit the liability of its Directors as permitted by Section 7-101-506 of the PBCA.

If the PBCA or CBCA is hereafter amended or superseded to eliminate or limit further the liability of a Director, then, in addition to the elimination and limitation of liability provided by the preceding two sentences, the liability of each Director shall be eliminated or limited to the fullest extent permitted by the PBCA and the CBCA as so amended or superseded. Any repeal or modification of this Article X shall not adversely affect any right or protection of a Director of the PBC under this Article X, as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this Article X, prior to such repeal or modification.

## ARTICLE XI
## INDEMNIFICATION

The PBC shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorney's fees) incurred because he or she is or was a Director or officer of the PBC or, while serving as a Director or officer of the PBC, he or she is or was serving at the request of the PBC as a Director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign PBC or other individual or entity or of an employee benefit plan. The PBC shall also indemnify any person who is serving or has served the PBC as Director, officer, employee, fiduciary or agent, and the estate and personal representative of any such person, to the extent and in the manner provided in any bylaw, resolution of the board, contract, or otherwise, so long as such provision is legally permissible. Notwithstanding anything to the contrary set forth in this Article XI, such indemnity shall not extend to conduct not undertaken in good faith to promote the best interests of the PBC, nor to any recklessness or willful misconduct; and, provided further, that this indemnification shall be limited to the total assets of the PBC.

## ARTICLE XII
## FORUM

Unless the PBC consents in writing to an alternative forum, the State of Colorado shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the PBC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the PBC to the PBC or the PBC's shareholders, (iii) any action asserting a claim arising under any provision of the CBCA, the PBCA, the Articles of Incorporation, or the bylaws of the PBC, or (iv) any action asserting a claim governed by the internal-affairs doctrine. Any person or entity that acquires any interest in shares of capital stock of the PBC will be deemed to have notice of and consented to the provisions of this section.

Unless the PBC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in any security of the PBC shall be deemed to have notice of and consented to the provisions of these Articles of Incorporation.

## ARTICLE XIII
## FILING

The true name and mailing address of the individual causing the document to be delivered for filing are

(a) Jason Wiener, Esq.;
(b) 1919 14th Street, Suite 700, Boulder, CO 80302.